August 21, 2017

Via EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Re:	KNOT Offshore Partners LP Registration Statement on Form F-3 Filed May 26, 2017 File No. 333-218254

Set forth below is the response of KNOT Offshore Partners LP (the “Partnership”), to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2017, with respect to the above-captioned filing (the “Registration Statement”). The Partnership has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comment.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text.

General

1.	Please incorporate by reference the Form 6-K filed on May 16, 2017 or tell us why it is not required. Refer to Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comment, the Partnership has filed via EDGAR a Form 6-K dated August 10, 2017, which sets forth its unaudited financial statements, including notes thereto, as of and for the six months ended June 30, 2017 and a discussion of these results. The Partnership believes that the filing of the Form 6-K dated August 10, 2017 satisfies the requirements of Item 8.A.5 of Form 20-F and that the Form 6-K filed on May 16, 2017 need not be incorporated by reference in the Registration Statement. The Partnership has identified the Form 6-K dated August 10, 2017 as being incorporated by reference and containing such financial results on page 2 of Amendment No. 1.

KNOT Offshore Partners LP	KNOT Offshore Partners LP	Partnership Registered Office
2 Queen’s Cross	Centralpoint	Trust Company Complex
Aberdeen Tel: +44 1224 618 420	45 Beech Street	Ajeltake Road
AB15 4YB Fax: +44 1224 624 891	London	Akeltake Island
United Kingdom	EC2Y 8AD Tel: +44 0207 953 9738	Majuro MH96960
VAT No. 168 5975 46	United Kingdom

Please direct any questions that you have with respect to the foregoing to Catherine Gallagher (202.639.6544) (cgallagher@velaw.com) or Adorys Velazquez (212.237.0036) (avelazquez@velaw.com) at Vinson & Elkins L.L.P.

Very truly yours,

/s/ John Costain
John Costain
Chief Executive Officer and Chief Financial Officer

cc:	Tonya K. Aldave (Securities and Exchange Commission)